May 23, 2025

Shelley Detwiller DiGiacomo
Partner, Engelman Berger, P.C.
CLS Holdings USA, Inc.
516 S. 4th Street
Las Vegas, NV 89101

       Re: CLS Holdings USA, Inc.
           Schedule 13E-3/A filed May 20, 2025
           File No. 005-89292
           PRER14A filed May 20, 2025
           File No. 000-55546
Dear Shelley Detwiller DiGiacomo:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3/A filed May 20, 2025; PRER14A filed May 20, 2025
General

1. We note your response to prior comment 12. Please provide disclosure regarding the terms of the loans that is fully responsive to the requirements set out in Item 1007(a)-
       (d) of Regulation M-A, and please file as exhibits to the Schedule 13E-3 any documentation that is required to be provided under Item 1016(b).
2. Please furnish a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction. See Item 1007(c) of Regulation M-A.
3. We note your response to prior comment 15. It is our impression that the Independent
       Committee had access to the Houlihan presentation. Please therefore file such presentation as an exhibit to the Schedule 13E-3.
4. We note your response to prior comment 19. However, given the level of Mr.
 May 23, 2025
Page 2

       Koretsky's share ownership, and our understanding of his role as a lender to the
       Company both historically and with respect to the current transaction, we believe that he should be considered an affiliate engaged in the Rule 13e-3 transaction. Therefore, please add him as a filing person to the Schedule 13E-3, and provide required disclosure accordingly, or, alternatively, provide a detailed legal analysis as to why he should not in fact be considered an affiliate engaged in the Rule 13e-3 transaction.
5. Please see the previous comment. We note the disclosure on page 10 indicating that all shareholders aside from the officers and directors are unaffiliated. In light of Mr.
       Koretsky's apparent status as an affiliate, please delete such statement, or advise.
6. We note the following statement on page 10: "The majority of the unaffiliated security holders present in person or by proxy at the Special Meeting will determine whether the reverse stock split transaction is approved." This statement appears to be inconsistent with statements on pages 2 and 4 that indicate that Proposal 1 requires only the approval of votes representing a majority of the shares entitled to vote and represented at the meeting in person or by proxy. If true, please confirm that the latter disclosure is correct, and delete the statement on page 10. Otherwise, please advise. In addition, and relatedly, please provide a clear statement that is responsive to the disclosure requirement of Item 1014(c) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
and Acquisitions